Exhibit 99.1

safe-t group Ltd.

Notice of Extraordinary General Meeting of shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Safe-T Group Ltd. (“Safe-T” or the “Company”) will be held at the Company’s offices, at 8 Aba Eban Blvd., Herzliya, Israel, on May 16, 2019, at 3:30 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	To appoint Mr. Chen Katz as a member of the Company’s Board of Directors.

2.	To appoint Ms. Noa Matzliach as a member of the Company’s Board of Directors.

3.	To approve Mr. Chen Katz’s terms of compensation as active Chairman of the Company’s Board of Directors.

4.	To approve Mr. Amir Mizhar’s terms of compensation as set forth in the proxy statement.

5.	To re-appoint Mr. Yehuda Halfon for an additional three-year term as an external director of the Company and to approve Mr. Halfon’s remuneration terms.

6.	To appoint Mr. Moshe Tal as an external director of the Company and to approve Mr. Tal’s remuneration terms.

7.	To increase the Company’s registered share capital, and to amend and restate the Company’s articles of association to reflect the same.

8.	To adopt, authorize and approve the U.S. Addendum to the Safe-T Group Global Equity Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S. affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended, as described in the proxy statement.

9.	To approve the transactions for the Company’s acquisition of NetNut Ltd. (“NetNut”) and certain assets of DiViNetworks Ltd. (“NetNut Transaction” and “DiVi”, respectively), including (i) approval of a material share and asset purchase agreement with NetNut, whereby the Company will acquire 100% of the outstanding share capital of NetNut and certain assets of DiVi, NetNut’s controlling shareholder, which have been deemed necessary for the effective ongoing operations of NetNut; and (ii) approval of a material private offering of the Company’s ordinary shares (as such term is defined in Israeli Companies Law, 5799-1999 (the “Companies Law”)) to the shareholders of NetNut in connection with the NetNut Transaction, including in accordance with Section 328(b) of the Companies Law.

10.	To approve the transactions for obtaining by the Company of a convertible loan from certain lenders (the “CLA Transaction” and “Lenders”, respectively), including (i) approval of a material securities purchase agreement with the Lenders, against issuance of convertible debentures and warrants to purchase the Company’s ADSs; and (ii) a material private offering of the Company’s ordinary shares originating from conversion or exercise of such debentures and warrants in connection with the CLA Transaction, including in accordance with Section 328(b) of the Companies Law.

The Board of Directors unanimously recommends that you vote in favor of all the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on April 15, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the ordinary shares, no par value, of the Company (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than May 13, 2019, at 3:30 p.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than May 16, 2019, at 11:30 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz

Chairman of the Board of Directors

April 11, 2019

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 16, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on May 16, 2019, at 3:30 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty five percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 23, 2019, at 3:30 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1 through 4 and 7 through 10 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law each of Proposals No. 5 and 6 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Shai Avnit, at 8 Aba Eban Blvd., Herzliya, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than May 6, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

APPOINTMENT OF MR. CHEN KATZ AS A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS

It is proposed to appoint Mr. Chen Katz to the Board of Directors of the Company until the next annual general meeting of the Company.

Mr. Chen Katz was appointed by the Board of Directors on January 20, 2019 as an additional director pursuant to the Company’s articles of association (the “Articles”), to hold office until the next annual general meeting of the Company. On the same day and after Mr. Mizhar resigned from his position as chairman, Mr. Katz was also appointed by the Board of Directors to hold the position of Chairman of the Board of Directors.

A brief biographical description for Mr. Chen Katz is attached hereto as Exhibit A.

Mr. Katz has provided the Company with declaration in accordance with Section 224b to the Companies Law, pursuant to which Mr. Katz complies with the required qualifications under the Companies Law to serve as a director of the Company and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

Mr. Chen Katz’s terms of compensation are as set forth in Proposal No. 3 herein.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to appoint Mr. Chen Katz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

APPOINTMENT OF MS. NOA MATZLIACH AS A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS

It is proposed to appoint Ms. Noa Matzliach to the Board of Directors of the Company until the next annual general meeting of the Company.

Ms. Noa Matzliach has served on our Board of Directors since March 24, 2019. She was appointed as an additional director pursuant to the Articles, to hold office until the next annual general meeting of the Company.

A brief biographical description for Ms. Matzliach is attached hereto as Exhibit A.

Ms. Matzliach has provided the Company with declaration in accordance with Section 224b to the Companies Law, pursuant to which Ms. Matzliach complies with the required qualifications under the Companies Law to serve as a director of the Company and is capable to dedicate the appropriate amount of time for the performance of her role as a member of the Board of Directors.

In her capacity as a member of the Company’s Board of Directors, Ms. Matzliach shall be entitled to the fees identical to those payable by the Company to other directors who do not hold executive positions with the Company: (i) an annual fee of NIS 30,000 and (ii) an attendance fee of NIS 1,500 per meeting which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “External Directors Compensation Regulations”).

In addition, in her capacity as a member of the Company’s Board, Ms. Matzliach shall be entitled to the same insurance, indemnification and exculpation arrangements, as is currently in effect for the Company’s officers and directors; all of which are in accordance with the Articles and the Company’s compensation policy as approved by the Company’s shareholders on August 8, 2017 (the “Compensation Policy”).

Our Board of Directors confirmed that Ms. Matzliach possesses financial and accounting expertise under the Companies Law and regulations promulgated thereunder.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to appoint Ms. Noa Matzliach as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 3

APPROVAL OF THE TERMS OF COMPENSATION OF THE CHAIRMAN

On January 20, 2019, the Company’s compensation committee (the “Committee”) followed by the Board of Directors, resolved that in his capacity as an active chairman of the Company’s Board, Mr. Katz will be entitled to the maximum amount of compensation payable to an expert external director in accordance with the External Directors Compensation Regulations (the “Former Compensation”).

In addition, Mr. Katz was granted the same insurance, indemnification and exculpation arrangements, as is currently in effect for other Company’s officers and directors; all in accordance with the Articles and the Compensation Policy.

On March 12, 2019 and March 24, 2019, the Committee and the Board of Directors, respectively, approved the Company’s engagement in a service agreement (the “Service Agreement”) with Mr. Katz. Under the Service Agreement, Mr. Katz shall personally provide the services of a director and an active Chairman of the Company’s Board of Directors (the “Katz Services”). The Katz Services will include such duties as customary associated with such position and as may otherwise be assigned and/or designated to such position by the Board of Directors and/or any applicable law from time to time.

The shareholders are requested to approve Mr. Katz’s terms of compensation as an active Chairman of the Company’s Board of Directors as set forth in the Service Agreement (replacing the Former Compensation), effective as of the date of his appointment, dated January 20, 2019, which will replace the Former Compensation, as follows (the “Proposed Compensation”):

a)	Services Fee. In consideration for the Katz Services, Mr. Katz will be entitled to a monthly payment in the amount of thirty thousand NIS (NIS 30,000) plus VAT, if applicable. The Former Compensation due to Mr. Katz for the period commencing on his appointment date and ending on the date of this Meeting shall constitute a part of the services fee.

b)	OTE. Mr. Katz will be eligible to earn on target earnings payments (the “OTE Payments”). The entitlement to the OTE Payments shall be based on Mr. Katz’s achievement of certain targets and goals as will be set forth in a personal OTE plan for the chairman, the terms of which shall be determined by the Board of Directors in accordance with the Company’s annual budget and then in effect compensation policy, subject to any and all required approvals and consents.

c)	Equity. Mr. Katz will be entitled to options to purchase Ordinary Shares of the Company (the “Options”). The number, exercise price, vesting schedule and other terms and conditions of the Options, shall be determined by the Board of Directors in its sole and absolute discretion and subject to any and all required approvals and consents and the terms of the Company’s then in effect compensation policy, the respective equity plan and relevant grant agreement in such form as approved by the Board of Directors. Any tax liability in connection with the Options shall be borne solely by Mr. Katz.

d)	Reimbursement of expenses. Mr. Katz will be eligible for reimbursement of reasonable expenses directly related to the Katz Services. Reimbursement shall be made by the Company according to its procedures, as may be amended from time-to-time at Company’s sole discretion and its customary accounting and payment procedures. For travels abroad in connection with the performance of his duties, Mr. Katz will be entitled to a payment in the amount of two thousand NIS (NIS 2,000) per each day of such international travel. Other expenses reasonably incurred by Mr. Katz in connection with such travel will be reimbursed by the Company against presentation of supporting documents and in accordance with its applicable policies.

e)	Miscellaneous. The Service Agreement may be terminated by either party by giving the other party a 30-day notice, except as otherwise required by applicable laws or in case of breach of the terms defined in the Service Agreement.

The Proposed Compensation is comprehensive and inclusive of any per-meeting or annual payments payable to Mr. Katz in his capacity as a director of the Company, and is in accordance with the Compensation Policy. In making its recommendation to the Company’s shareholders, the Committee and the Board of Directors each considered various factors following the presentation of benchmark analysis, including, among others, (a) Mr. Katz’s compensation reflects a fair and reasonable value for his services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on the presented benchmark analysis; and (b) Mr. Katz’s position, responsibilities and Former Compensation.

The Committee and the Board of Directors found the Proposed Compensation reasonable under the circumstances, including existing market conditions, and that the approval thereof is in the best interests of the Company and in accordance with the Compensation Policy. The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve Mr. Katz’s Proposed Compensation as set forth in the proxy statement, effective as of January 20, 2019.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

APPROVAL OF THE TERMS OF COMPENSATION OF MR. AMIR MIZHAR

On May 8, 2016, the Company’s shareholders approved Mr. Amir Mizhar’s current terms of compensation as the Company’s active chairman of the Board of Directors. In addition Mr. Mizhar has continued to provide the Company with services of Chief Software Architect (“CTA”).

On January 20, 2019, Mr. Mizhar resigned from his position as chairman of the Board of Directors (Mr. Katz was appointed to hold this position), and was appointed as president of the Company, while continuing to serve as a director and the Company’s CTA.

Therefore, on January 20 and March 12, 2019, the Committee, followed by the Board of Directors on March 24, 2019 (collectively, the “Mizhar Meetings”) examined Mr. Mizhar’s changes in responsibilities and roles with the Company, and further to discussions on this matter held in their meetings, re-approved Mr. Mizhar’s compensation terms previously approved by the Company’s shareholders on May 8, 2016.

Pursuant to the Mizhar Meetings, it was determined that Mr. Mizhar will act in the following functions: (a) director, (b) president, in what shall be mainly of representative nature; and (c) CTA in a capacity that is equal to a full time position (the “Mizhar Services”). The Mizhar Services will include general roles associated with such offices, as well as other assignments as may be requested by the Company from time to time.

In consideration for the Mizhar Services, the Company will pay Mr. Mizhar a monthly fee of NIS 55,000 plus VAT (including any per-meeting or annual payments payable to Mr. Mizhar in his capacity as a director of the Company). In addition, Mr. Mizhar will be eligible for bonus payments, 22 days of paid annual leave, and the Company will bear expenses that are incurred for the purpose of the performance of the Mizhar Services, all in accordance with the Compensation Policy.

In making its recommendation to the Company’s shareholders, the Committee and the Board of Directors each considered various factors following the presentation of benchmark analysis, including, among others, (a) Mr. Mizhar’s compensation reflects a fair and reasonable value for his services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on benchmark analysis; and (b) Mr. Mizhar’s position, responsibilities and previous compensation arrangements.

The Committee and the Board of Directors found the compensation payable to Mr. Mizhar reasonable under the circumstances, including existing market conditions, and that the approval thereof is in the best interests of the Company and in accordance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve Mr. Mizhar’s terms of compensation as set forth in the proxy statement, effective as of January 20, 2019.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

INFORMATION REGARDING PROPOSALS 5 AND 6

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, such as the Company, are required to appoint at least two external directors.

Pursuant to the Companies Law, external directors are required to be elected by the shareholders for an initial term of three years. After such initial term, an external director may generally be re-elected to serve in that capacity for up to two additional three-year terms.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling shareholder of the company, or (ii) that person or his or her relative, partner, employer, direct or indirect supervisor, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder, any affiliation with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term “affiliation” and the similar types of prohibited relationships include (subject to certain exemptions): an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities and role as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and each other committee of a company’s board of directors which is authorized to exercise powers of the board of directors must include at least one external director.

PROPOSAL 5

RE-APPOINTMENT OF MR. YEHUDA HALFON AS AN EXTERNAL DIRECTOR OF THE COMPANY AND APPROVAL OF HIS REMUNERATION TERMS

At the Meeting, the Company’s shareholders will be requested to re-appoint Mr. Yehuda Halfon as an external director of the Company, for a three-year term commencing on the date of the Meeting.

Mr. Halfon was appointed for a first three-year term as an external director of the Company at the annual general meeting of the Company’s shareholders held on March 27, 2016. The term of Mr. Halfon’s office expired on March 26, 2019. The Committee and the Board of Directors, in respective meetings held March 12 and March 24, 2019, discussed Mr. Halfon expertise and contribution to the work of the Committee, the Company’s Audit Committee, the Company’s Financial Statements Review Committee and the Board of Directors, as well as his extensive understanding of the Company’s activities and managerial and strategic objectives, his financial expertise and business experience.

The Board of Directors has determined that Mr. Halfon possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

A brief biographical description for Mr. Halfon is attached hereto as Exhibit A.

Mr. Halfon has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

In his capacity as an external director of the Company, Mr. Halfon shall be entitled to (i) an annual fee of NIS 30,000, (ii) an attendance fee of NIS 1,500 per meeting, which amounts comply with the amounts set forth in the second and third appendices of the External Directors Compensation Regulations; and (iii) options to purchase the Company’s securities, in accordance with the provisions of the Compensation Policy and the External Directors Compensation Regulations. In addition, Mr. Halfon shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Yehuda Halfon for an additional (second) three-year term as an external director of the Company, commencing on the date of the Meeting.”

“RESOLVED, to approve the payment of the remuneration set forth in this proxy statement to Mr. Halfon. In the event that during the term of Mr. Halfon’s office, the Company grants options to purchase the Company’s securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Halfon, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Compensation Policy. Mr. Halfon will continue to benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company’s officers and directors.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

APPOINTMENT OF MR. MOSHE TAL AS AN EXTERNAL DIRECTOR OF THE COMPANY AND APPROVAL OF HIS REMUNERATION TERMS

At the Meeting, the Company’s shareholders will be requested to appoint Mr. Moshe Tal as an external director of the Company, for a three-year term commencing on the date of the Meeting.

The Board of Directors recommends appointing Mr. Tal as an external director due to his level of professional knowledge, experience and expected contribution to the Company.

The Board of Directors has determined that Mr. Tal possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

A brief biographical description for Mr. Tal is attached hereto as Exhibit A.

Mr. Tal has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

In his capacity as an external director of the Company, Mr. Tal shall be entitled to (i) an annual fee of NIS 30,000, (ii) an attendance fee of NIS 1,500 per meeting which amounts comply with the amounts set forth in the second and third appendices of the External Directors Compensation Regulations; and (iii) options to purchase the Company’s securities, in accordance with the provisions of the Compensation Policy and the External Directors Compensation Regulations. In addition, Mr. Tal shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Mr. Moshe Tal for a first three-year term as an external director of the Company, commencing on the date of the Meeting.”

“RESOLVED, to approve the payment of the remuneration set forth in this proxy statement to Mr. Moshe Tal. In the event that during the term of Mr. Tal’s office, the Company grants options to purchase the Company’s securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Tal, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Compensation Policy. Mr. Tal will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company’s officers and directors.”

The approval of these proposals, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 7

APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL

The current authorized share capital of the Company is comprised of 1,000,000,000 Ordinary Shares.

Following the approval of Proposals No. 9 and 10 herein, the Company’s share capital on fully diluted and as converted basis, including the anti-dilution protection proposed to be granted to the Lenders under Proposal 10, may amount to more than 1,500,000,000 Ordinary shares. Under the Companies Law, a company may not issue shares in excess of its registered share capital.

Therefore, and in order to provide the Company with flexibility for future investment opportunities (subject to obtaining all the consents and approvals required by law), the shareholders of the Company are requested to approve an increase of the authorized share capital of the Company by an additional 4,000,000,000 Ordinary Shares, and to amend and restate the Articles to reflect the same. Subject to the approval of the Company’s shareholders, following the proposed increase, the authorized share capital of the Company will be comprised of 5,000,000,000 Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to increase the Company’s registered capital to 5,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 8

ADOPTION OF U.S. ADDENDUM TO OUR SAFE-T GROUP GLOBAL EQUITY PLAN

We maintain one equity incentive plan – the Safe-T Group Global Equity Plan (the “Equity Plan”), which provides for the grant of options to purchase our Ordinary Shares. A copy of the Equity Plan is attached as Exhibit 10.12 to our Registration Statement on Form F-1, which we filed with the SEC on July 5, 2018, and which we incorporate by reference to this proxy statement. We encourage our employees, directors and key consultants to assume an important role at our Company via programs that link their compensation to equity return. We believe that our personnel can be motivated and retained through such programs, and we therefore utilize option grants as part of our compensation strategy.

We have a U.S. subsidiary, Safe-T USA Inc., employing U.S. residents. Therefore, we seek to broaden the scope of the Equity Plan to enable option grants to employees of the Company or its subsidiaries who are U.S. residents. In order to do so, we adopted an addendum to the Equity Plan, for purposes of U.S. tax laws.

Under the addendum to the Equity Plan, in the form adopted by our Board of Directors in January 2019, substantially in the form attached to this proxy statement as Exhibit B (the “U.S. Addendum”), pursuant to which the Board of Directors may grant options to purchase Ordinary Shares, including “incentive stock options” (“ISO”), to U.S. residents in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In order to grant options to purchase Ordinary Shares pursuant to ISOs, under the applicable provisions of the Code, we are required to obtain our shareholders’ approval for the U.S. Addendum to the Equity Plan.

Under the Code, shareholder approval of the U.S. Addendum must relate to a finite number of ordinary shares issuable pursuant to ISOs. However, our Board has determined that it would like to maintain flexibility for potential future grants to U.S. employees, as we cannot predict what portion of our future option grants we will grant to U.S. employees. The U.S. Addendum therefore provides that the number of Ordinary Shares to be available for issuance pursuant to ISOs under the Equity Plan, as supplemented by the U.S. Addendum, shall not exceed 10,000,000 Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt, authorize and approve the U.S. Addendum to the Safe-T Group Global Equity Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S. affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended, as described in the proxy statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 9

APPROVAL OF NETNUT TRANSACTION

On April 4, 2019, and following the Company’s Board of Directors approval on March 31, 2019, the Company entered into a share and asset purchase agreement, substantially in the form attached to this proxy statement as Exhibit C (collectively with the documents ancillary thereto - the “Share and Asset Purchase Agreement”), with NetNut Ltd. (“NetNut”), pursuant to which the Company will acquire all (100%) of the fully diluted share capital of NetNut, a private Israeli company engaged in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s controlling shareholder which assets are required for the ongoing operations of NetNut (the “NetNut Transaction”)1. The consideration for the NetNut Transaction will be paid in cash and with Ordinary Shares, as set forth below.

The Companies Law defines a material private placement as an offering of securities by a public company, that is not an offering to the public, (1) to purchase 20% or more of a company’s voting rights prior to such offering, in which all or part of the consideration for the offered securities is not payable in cash or securities listed for trade on an Israeli stock exchange, or not at fair market value, and as a result of such offering the holdings of a substantial shareholder of a company will increase, or as a result of which a person will be deemed a substantial shareholder of the company; or (2) as a result of such offering, a person will become a controlling shareholder of a company. Shareholders’ approval is required for a material private placement.

Under the Companies Law, a “substantial shareholder” is defined as a person who holds 5% or more of a company’s issued and outstanding share capital or voting rights, and for the approval of a material private placement, a “controlling shareholder” is deemed, inter alia, a person holding 25% or more of a company’s voting rights if no other person holds more than 50% of the company’s voting rights.

The NetNut Transaction is subject to approval of our shareholders as (i) it will entitle NetNut shareholders to receive in private placement, and in aggregate, more than 20% of our voting rights as calculated before the NetNut Transaction; (ii) the consideration for such private placement is not in cash, but rather in shares of NetNut - a private company which securities are not listed for trade, which are both non-cash and non-tradable securities consideration; and (iii) as a result of the NetNut Transaction certain shareholders of NetNut shall become substantial shareholders of the Company. In addition, as a result of the NetNut Transaction, DiVi shall become a controlling shareholder of the Company.

1 On January 29, 2019, the Company announced that it has signed a non-binding letter of intent for the acquisition of NetNut.

The Companies Law also provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. The above special tender offer requirements of the Companies Law shall not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

Accordingly, in approving the private offering under this Proposal 9, our shareholders will be required to give their consent to the acquisition of our securities as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company.

The purpose of the following is to (i) provide shareholders with information regarding the acquisition; (ii) explain the background to and reasons for the NetNut Transaction and why the Board of Directors believes that the NetNut Transaction is in the best interests of the Company and its shareholders as a whole; and (iii) recommend that the shareholders vote in favor of the NetNut Transaction at the Meeting. The Share and Asset Purchase Agreement has been attached as an exhibit to this proxy statement to provide shareholders with information regarding its terms. It is not intended to provide any factual information about the Company or any of the other parties to the Share and Asset Purchase Agreement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Safe-T’s and NetNut’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T and NetNut could differ materially from those described in or implied by the statements in this proxy statement. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in NetNut’s industry; general market, political and economic conditions in the countries in which NetNut operates; NetNuts projected capital expenditures and liquidity; changes in NetNut’s strategy; and any litigation concerning NetNut. The forward-looking statements contained or implied in this proxy statement are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the SEC on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INFORMATION ON NETNUT

This summary highlights selected information about NetNut.

Business Overview

NetNut operates a residential IP proxy network service for business customers. NetNut enables businesses to gather data over the Internet using residential IP addresses from various localities around the world. Its residential IP proxy network service supports a wide variety of use cases and provides several significant benefits to its business users. For example, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these addresses to test their websites from different cities in the world.

How a residential IP proxy network service works

In its simplest form, a residential IP proxy network consists of a proxy gateway and a significant number of residential host IP addresses.

When a business signs up for a residential IP proxy network service, it is provisioned an IP address or URL for accessing the service provider’s proxy gateway. The proxy gateway receives requests from the customer’s computer or server and forwards them to different residential host IPs managed by the service provider according to certain customer criteria, such as the geolocation of the respective residential host IPs. These residential host IPs in turn forward the customer requests to a target website, receive the responses from the target website, and send them back to the customer through the proxy gateway. The use of the proxy gateway and residential host IPs obfuscates the customer’s actual IP address and geographic location. Like traditional proxy services, such as virtual private networks (VPNs) and HTTP/SOCKS proxies, residential IP proxy networks provide customers with anonymity, enhanced security, as well as resilience against a target-site’s potential server-side monitoring, information obfuscation, and/or blocking.

Overview of the NetNut business proxy solution and network platform

NetNut operates a residential IP proxy network service that enables its business customers to collect data from any public source on the Internet anonymously, securely, and at a significant scale and speed. NetNut’s network is based on partnership agreements and technology which enables its customer to access the internet through tens of Internet service provider (ISP) networks and 12 points of presence (PoPs) across major Internet Exchange Points (IXPs) globally. Its platform’s performance and scalability is enhanced by NetNut’s proprietary proxy traffic optimization and routing technology.

The uniqueness of NetNut network is based on the fact that not like host-based proxy network (as presented above), which requires installation of software on 3rd party uncontrolled end user devices, its network is based on routing the customers traffic through residential ISP routers which are partners in the NetNut Network as shown below:

NetNut Network Archtecture

Divi Redirector
GRE
ISP #1 Router
Target Sites
NetNut Proxy PoP
NetNut Customers
ISP #1 Network
NetNut Proxy PoP
GRE
Divi Redirector
PBR
ISP #2 Router
NetNut Proxy PoP
ISP #2 Network

Residential IP proxy network services, such as NetNut, enable multiple business use cases, such as:

●	Online ad verification

●	Retail price and inventory comparisons

●	Content/application quality assurance (QA)

●	Network security penetration and load testing of websites/applications

●	Other large-scale data mining and analysis

Online ad verification

Ad networks use NetNut to anonymously view their advertisers’ landing pages to ensure they do not contain malware, or improper advertising. Fraudsters use various schemes to fake ad traffic and, as a result, many online ads are never seen by actual people. Consequently, residential IP proxies are increasingly being used by ad networks to detect fraud, improve ad performance, and check advertising landing pages anonymously. If ad networks used traditional proxy services, malicious advertisers could more easily detect that they were being monitored and cloak their activities by sending deceptive responses back to the ad network.

Retail price and inventory comparisons

Many online retailers and travel aggregation sites price their products algorithmically relative to competitors’ pricing and inventory levels. Large retailers may implement thousands or even millions of price changes per day across their vast inventory. To obtain reliable and up-to-date competitive price and inventory intelligence, online retailers and travel sites can use NetNut to collect this data quickly, reliably, and through an automated process without being blocked or deceived.

Content/application quality assurance (QA)

Brands and digital agencies can use NetNut to QA, validate, and monitor geo-targeted content in various browsers, and in some cases, different applications. An Internet site or campaign targeting a large potential audience, spanning multiple countries and languages requires content to be localized and geo-targeted accordingly. NetNut enables brands and marketers to securely view targeted content as it would appear to users viewing them in unique localities all over the world, as part of their quality assurance testing process.

Security penetration testing of websites/applications

In many cases, malware developers install their malware into public websites. As security (scanning) companies and their servers are well known, malware developers use this publicly available information to hide such malware, which allows malware scanned externally by known security companies to remain hidden.

To address this issue, penetration testing and security audit companies use NetNut network’s service to simulate access from real residential users, thereby exposing the code in the infected website.

Network load testing of websites/applications

Customers wishing to perform load testing of their websites and applications may utilize the NetNut network’s service to test their website’s performance by sending automated browser visits from a multitude of different residential IPs.

Other large-scale data mining and analysis

NetNut enables Web intelligence companies to undertake large-scale Web data extraction from public Internet websites for myriad business purposes. For example, brands and online marketers can use NetNut to extract search engine results page (SERP) data, search volume, or page rank data for any search keyword in order to enhance and continuous refine their SEO strategies.

NetNut’s Competitive Strengths

NetNut’s proprietary residential IP proxy network has several distinct advantages relative to its competition:

●	Performance. NetNut’s architecture is unique in its ability to provide residential proxies with one hop connectivity to a target site, which results in extremely low latency (typically less than 1ms). In addition, unlike many competing service offerings that utilize peer-to-peer (P2P) network architectures, NetNut does not route traffic through end-users’ devices, so customers can be assured there are no implicit performance bottlenecks in their traffic flow.

●	Reliability. NetNut provides customers with stringent quality of service assurances. All of NetNut’s servers are located at major Internet exchanges or at ISP network connectivity points that are securely and exclusively controlled and managed by NetNut. Consequently, Customers can have complete confidence that the service will not be disconnected, interrupted, or its performance degraded.

●	Security. 100% of customer traffic is encrypted and routed through NetNut’s proprietary network and does not employ any third-party infrastructure or service dependencies, which ensures end-to-end security. In addition, traffic sent to target websites originates at NetNut’s residential IP addresses, which are not associated and cannot be attributed to a customer’s origin IP, which ensures complete anonymity.

●	Global coverage. NetNut offers residential proxies from every major country in the world.

Description of Property and Facilities

NetNut’s corporate headquarters are located at 30 HaArba'a St., Tel Aviv, Israel, where it leases and occupies approximately 292 square meters of office space. The current lease for its office space expires on October 20, 2023. NetNut believes that its facilities are suitable and adequate for its current and future needs. However, should Safe-T and NetNut elect to consolidate office space and employees into a single location, NetNut believes its current office space could be easily subleased on account of its desirable location and considering the relatively low office vacancy rates currently available in Tel Aviv.

Employees

As of April 9, 2019, NetNut has eleven full time employees, consisting of five focused on research and development activities, three focused on sales and marketing, and three on operations, customer support, and administration. Ten of these employees are located in Israel and one in the USA.

None of NetNut’s employees are party to any collective bargaining agreements or represented by any labor unions. However, in Israel, NetNut is subject to certain Israeli labor laws, regulations, rulings of Israeli labor courts and certain provisions of collective bargaining agreements that apply to its employees by virtue of extension orders issued by the Israel Ministry of Economy, of which apply to NetNut employees even though they are not members of a union that has signed a collective bargaining agreement. These labor laws and regulations primarily govern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. NetNut generally provides NetNut’s employees with benefits and working conditions beyond the required minimum. NetNut has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of NetNut’s employment agreements include employee undertakings with respect to non-competition, confidentiality and the assignment to NetNut of intellectual property rights developed during the course of employment. However, under currently applicable Israeli labor laws, NetNut may not be able to enforce (either in whole or in part) non-compete covenants and therefore may be unable to prevent its competitors from benefiting from the expertise of NetNut’s former employees.

Legal Proceedings

NetNut is not a party to any material legal or arbitration proceedings, including any governmental proceedings pending or known by it to be contemplated, that have had in the recent past or, in the opinion of NetNut’s management, may have, significant effects on its financial position or profitability.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Board of Directors considered the following factors in reaching its conclusion to approve the NetNut Transaction, issue the Company’s shares to NetNut’s shareholders and to DiVi, in its capacity as a seller of the Purchased Assets (as defined below), as a part of the consideration and to recommend that shareholders vote in favor of the material private offering, all of which the Board of Directors viewed as supporting its decision to approve the Share and Asset Purchase Agreement:

●	Our board believes, based in part on the judgment, advice and analysis of members of our senior management (which judgment, advice and analysis were based in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to NetNut) that the acquisition of NetNut has potential strategic, financial and operational benefits to the Company and its shareholders;

●	NetNut operates a residential IP proxy network service for business customers, which appears to have compelling market potential, in part owing to the expected continued growth in digital marketing, e-commerce, and network security;

●	the proposed valuation of NetNut is attractive for a company in the cyber security, proxy services, and business focused Internet application and services sectors;

●	NetNut’s cloud-based platform has the potential to be applied to Safe-T’s emerging Software-Defined Access Suite solutions, including enabling Safe-T to offer its business customers a fully managed, cloud-based software defined perimeter security offering, as an alternative to tradition VPN solutions;

●	NetNut’s proprietary cloud platform is distinct from other business proxy network cloud services in terms of its architecture, performance, security, and extensibility; and

●	NetNut’s internal research and development team has the potential to generate meaningful value to Safe-T by cloud-enabling certain Safe-T security software solutions, which certain Safe-T customers and prospective customers have expressed interest in.

PRINCIPAL TERMS OF THE TRANSACTION

The Share and Asset Purchase Agreement is dated as of April 4, 2019, and is made and entered into by and amongst (i) the Company, Safe-T Group Ltd., (ii) NetNut, (iii) DiVi and (iv) all of the shareholders of NetNut.

Pursuant to the Share and Asset Purchase Agreement, the Company will purchase and acquire (a) from NetNut shareholders all (100%) of the fully diluted share capital of NetNut (“Purchased Shares”) as of the date of the Closing (as defined below), and (b) from DiVi certain assets, which are required for the ongoing operation of NetNut (the “Purchased Assets”).

The maximum purchase price payable by the Company for the Purchased Shares and Purchased Assets is up to USD $14.7 million, subject to certain adjustments, all as set forth below:

1.	In consideration for the Purchased Shares, the Company shall pay NetNut’s shareholders:

●	An amount equal to USD $3,400,000 (the “Initial Shares Purchase Price”), out of which (i) a USD $1,614,742 will be paid on Closing in immediate funds (in addition to USD $250,000 down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) USD $175,257 will be deposited in escrow (as set forth below); and (iii) USD $1,360,000 will be paid by issuance of 24,347,410 Ordinary Shares of the Company (based on price per share of NIS 0.2031 which is a per share 30-day average price of the Company’s shares on Tel Aviv Stock Exchange Ltd. (the “TASE”) prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The Initial Shares Purchase Price was determined based on an assumption that NetNut working capital on the Closing is equal to zero. The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a positive or negative working capital (respectively) on the date of the Closing.

●	An amount of up to USD $5,000,000 payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut subject and upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company financial results for the year 2019 are published (the “2019 Financial Statements”). The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in Ordinary Shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 44,756,273 Ordinary Shares (representing a quotient of half of the maximum Earn-Out Amount [i.e. USD $2,500,000] divided by the Initial Consideration PPS). The Company shall grant NetNut’s shareholders first security interest and pledge in 30% of NetNut shares being purchased, as a security for full and timely payment of the EarnOut Amount (if any).

2.	In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company shall pay DiVi at Closing:

●	an aggregate amount equal to USD $6,300,000 (the “Assets Purchase Price”). The Assets Purchase Price shall be paid as follows:

-	An amount equal to USD $3,455,258 payable at Closing in immediately payable funds;

-	An amount equal to USD $324,742 will be deposited in escrow (as set forth below); and

-	An amount equal to USD $2,520,000, payable at Closing in Ordinary Shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 Ordinary Shares.

3.	An aggregate amount equal to USD $500,000 (the “Escrow Amount”), comprised of the amounts set forth in Sections 1 and 2 above, shall be deposited with and held by an escrow agent, until the later of the following to occur: (i) twelve (12) month anniversary of the Closing Date, or (ii) the date on which 2019 Financial Statements are executed, for purposes of partly securing and satisfying (i) sellers’ indemnification obligations set forth in Share and Asset Purchase Agreement and (ii) the adjustment to the Initial Shares Purchase Price.

4.	It was also agreed that during 2019, NetNut shall continue to operate as a standalone entity. During 2019 the Company will extend to NetNut, from time to time, financing for the purposes of its business and activities as a wholly-owned subsidiary of the Company in a manner that commencing June 15, 2019 NetNut’s cash reserves shall not be less than UDS $300,000, provided that the aggregate amount of such financing shall not exceed UDS $1,000,000 (any such amounts provided to the Company – the “Post Closing Financing”). NetNut will not be required to return the Post Closing Financing or any part thereof to the Company prior to the lapse of 2019.

5.	The Company undertook to file with the SEC a registration statement with respect to the portion of the consideration to be paid in Company’s Ordinary Shares, within 90 days following the Closing, and to use best efforts to have such registration statement declared effective as promptly as practicable.

6.	The Closing of the Transaction is conditional upon certain closing conditions, including the accuracy of representations and warranties of the parties, the delivery of all required documents and approvals, including the Company’s shareholder’s approval as detailed above, and the securing by the Company of a financing (whether in the form of equity, debt, convertible debt, any combination of the above or any other form) in an aggregate amount sufficient to pay at the Closing of the Transaction the cash component of the Initial Share Purchase Price and the Asset Purchase Price.

In connection with the Transaction, the Company has agreed to pay to certain finders of the Transaction a fee equal to the sum of 3.0% of the total purchase price of the Transaction, and in any event not less than USD $150,000. The Company may elect to pay up to 50% of such fee in equity securities of the Company.

After taking into account the issuance of our Ordinary Shares pursuant to the Share and Assets Purchase Agreement, immediately following the closing of the NetNut Transaction, each of NetNut’s shareholders will hold approximately the following portions of our Ordinary Shares, based on 106,814,853 issued and outstanding Ordinary Shares, and 149,613,480 Ordinary Shares on a fully diluted basis, all as of April 9, 2019:

Name of Shareholder	Shares after NetNut Transaction	% after NetNut Transaction on a non-diluted basis	Earn-Out Shares (1)	% after NetNut Transaction including Earn-Out Shares (1)	Shares on fully diluted basis (2)	% on a fully diluted basis
DiViNetworks Ltd.(3)	46,853,455	26.6%	76,616,379	34.7%	76,616,379	29.0%
Barak Avitbul(4)	2,709,103	1.5%	5,557,140	2.5%	5,557,140	2.1%
Aharon Kinderman	2,381,643	1.4%	3,963,329	1.8%	3,963,329	1.5%
Moishe Kremer(5)	1,451,985	0.8%	1,881,251	0.9%	1,881,251	0.7%
Pini Smotny	2,455,398	1.4%	4,086,066	1.8%	4,086,066	1.5%
Baroma AG Ltd.	13,610,153	7.7%	22,113,845	10.0%	22,113,845	8.4%
Current shareholders (6)	106,814,853	60.6%	106,814,853	48.3%	149,613,480	56.7%
Total	176,276,890	100.0%	221,032,863	100.0%	263,831,490	100.0%

(1) Assuming Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above.
(2) Assuming (a) Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above; and (b) exercise of all currently outstanding options and warrants.
(3) In aggregate, both in its capacity as NetNut’s shareholder and as a seller of the Purchased Assets.
(4) Directly and through an affiliated entity. Mr. Avitbul is also a shareholder in DiViNetworks Ltd.
(5) Directly and through an affiliated entity. Mr. Kremer is also a shareholder in DiViNetworks Ltd.
(6) Assuming the issuance of 5,669,280 Ordinary Shares upon the exercise of warrants with nominal exercise price.

RISK FACTORS

You should carefully consider the risks described below in evaluating whether to vote for the proposals discussed herein with regards to the Transaction. The risks and uncertainties described below are not the only ones the Company faces and will face following the Transaction, and these factors should be considered in conjunction with general investment risks and other information included in this proxy statement. You should read and consider the risks associated with the business of NetNut because these risk factors will also affect the operations of the Company following the consummation of the Transaction going forward.

For risks related to our business, please refer to the section entitled “Risk Factors” set forth in our Annual Report on Form 20-for the year ended December 31, 2018, filed on March 26, 2019, as well as our other filings with the SEC.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows and could result in a loss of all or part of your investment. In any case, the value of our securities could decline due to any of these risks, and you may lose all or part of your investment in our securities. You should also read and consider the other information in this proxy statement, including the other annexes attached hereto.

The announcement and pendency of the Transaction, whether or not consummated, may adversely affect our business.

The announcement and pendency of the Transaction, whether or not consummated, may adversely affect the trading price of our ordinary shares and/or ADSs, our business or our relationships with customers, suppliers and employees. In addition, pending the completion of the Transaction, the focus and attention of our management and employee resources may be diverted from operational matters during the pendency of the Transaction. Should they occur, any of these matters could adversely affect the businesses of, or harm the financial condition, results of our operations or business prospects or that of NetNut.

We cannot be sure if or when the Transaction will be completed. Failure to complete the Transaction could negatively affect the value of our Ordinary Shares and our future business and financial results.

The closing of the Transaction is subject to the satisfaction or waiver of various conditions, including approval of our shareholders which is being sought at the Meeting. We cannot guarantee that the closing conditions set forth in the Share and Asset Purchase Agreement will be satisfied. If we are unable to satisfy the closing conditions in the NetNut’s favor or if other mutual closing conditions are not satisfied, NetNut will not be obligated to complete the Transaction. In the event that the Transaction is not completed, the announcement of the termination of the Share and Asset Purchase Agreement may adversely affect the trading price of our Ordinary Shares and/or ADSs, our business and operations or our relationships with customers, suppliers and employees; we may be subject to reputational harm due to the adverse perception of any failure to successfully complete the acquisition; and we would have to incur certain costs relating to the Transaction, such as legal, accounting, financial advisory, filing and printing fees without completion of the Transaction.

The purchase price is not adjustable based on the market price of our ADSs so the consideration at the closing may have a greater value than at the time the Share and Asset Purchase Agreement was signed.

The Share and Asset Purchase Agreement has set the consideration formula for the NetNut share capital. Any changes in the market price of our ADSs before the completion of the Transaction will not affect the number of ADSs the sellers will be entitled to receive pursuant to the Share and Asset Purchase Agreement. Therefore, if before the completion of the Transaction the market price of our ADSs increases from the market price on the date of the Share and Asset Purchase Agreement, then sellers could receive consideration with substantially more value for their shares of NetNut capital stock than the parties had negotiated for in the establishment of the consideration in the Transaction.

Our shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Transaction, our shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including the EarnOut Shares) being issued to NetNut’s shareholders in the Transaction, the ownership stake and relative voting power of each Ordinary Share held by our current shareholders will be significantly reduced. However, significant management attention and resources will be required to integrate and operate the combined company. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and price of our Ordinary Shares and/or ADSs following the Transaction. Even if the combined company is able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Because the lack of a public market for NetNut’s capital stock makes it difficult to evaluate the fairness of the Transaction, NetNut’s stockholders may receive consideration in the Transaction that is greater than the fair market value of NetNut’s capital stock.

The outstanding share capital of NetNut is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of NetNut. Since the percentage of our equity to be issued to NetNut’s stockholders was determined based on negotiations between the parties, it is possible that the value of our ADSs to be issued in connection with the Transaction will be greater than the fair market value of NetNut. Alternatively, it is possible that the value of the shares that we will issue connection with the Transaction will be less than the fair market value of NetNut.

We will incur significant expenses in connection with the Transaction, regardless of whether the Transaction is completed.

We expect to incur significant expenses related to the Transaction. These expenses include, but are not limited to, legal fees, accounting fees and expenses, certain employee expenses, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Transaction is completed.

ADSs representing a substantial percentage of our outstanding shares may be issued in the Transaction, which could cause the price of our ADSs and Ordinary Shares to decline.

Pursuant to the Transaction, we will issue up to 114,218,010 Ordinary Shares. These issuances and any future sales or issuances of a substantial number of Ordinary Shares or ADSs, or the perception that such sales may occur, could materially adversely affect the price of our Ordinary Shares and ADSs. We cannot predict the effect, if any, that market sales of those Ordinary Shares and ADSs or the availability of those Ordinary Shares and ADSs for sale will have on the market price of our Ordinary Shares and ADSs.

***

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the (i) NetNut Transaction and the entering into, execution, delivery and performance of the Share and Asset Purchase Agreement, and (ii) issuance and allocation of Ordinary Shares to be made in connection with the NetNut Transaction to NetNut’s shareholders and DiVi, in its capacity as a seller of the Purchased Assets, in accordance with the provisions of the Share and Asset Purchase Agreement, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors is of the opinion that the Transaction is in the best interests of the Company and Shareholders as a whole. Accordingly, the Board of Directors recommends that Shareholders vote in favor of the proposed Transaction.

PROPOSAL 10

APPROVAL OF CONVERTABLE LOAN TRANSACTION

On April 9, 2019, and following the Company’s Board of Directors approval on April 4, 2019, the Company entered into a securities purchase agreement, substantially in the form attached to this proxy statement as Exhibit D (collectively with the documents ancillary thereto, including convertible debentures and warrants to purchase the Company’s ADSs - the “CLA”), with certain lenders, pursuant to which the Company will obtain a convertible loan in an aggregate amount of USD $6,000,000, against issuance of convertible debentures and warrants (the “CLA Transaction”).

For the provisions of the Companies Law related to material private placements and tender offers, including the exceptions therefrom, see Proposal 9 above.

BACKGROUND TO AND REASONS FOR THE CLA TRANSACTION

The Company’s Board of Directors considered the following factors in reaching its conclusion to approve the CLA Transaction, issue the Company’s convertible debentures and warrants to the Lenders, all of which the Board of Directors viewed as supporting its decision to approve the CLA:

●	The CLA Transaction will provide the Company with the cash amounts sufficient for the payment of immediate cash proceeds under NetNut Transaction, which is a strategic transaction for the Company;

●	The Board believes that other alternatives for financing the NetNut Transaction are less beneficial to the Company and its shareholders, and might jeopardize the consummation of the NetNut Transaction; and

●	the provisions of the CLA under given circumstances are reasonable.

PRINCIPAL TERMS OF THE CLA TRANSACTION

The Company shall issue to the Lenders in the aggregate USD $6,000,000 convertible debentures (the “Debentures”), which will have an 18 month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Debentures are convertible at $2.05 per ADS, provided that if 80% of the five day daily volume weighted average price (“VWAP”) of the ADSs on Nasdaq on the effective date of the resale Registration Statement (as defined below) is less than $2.05, the conversion price shall be reset to equal the greater of (i) $1.65, and (ii) 80% of the five day VWAP on the effective date.

The conversion price of the Debentures will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance, and the Debentures contain other customary anti-dilution features, with the Black-Scholes value of the Debentures payable upon the occurrence of a fundamental transaction. The Company can redeem the Debentures after the effective date of the Registration Statement upon 20 trading days prior notice to the Lenders at 120% of the principal amount of the Debentures, plus accrued interest.

The Company shall also issue to the Lenders warrants to purchase ADSs, at an exercise price equal to 115% of the Debentures conversion price (the “Warrant”), with 100% Warrant coverage to the value of the Debentures. The Warrants have a five year term and will be exercisable for cash or on a cashless basis if no Registration Statement available for resale of the ADSs issuable upon exercise of the Warrants. The exercise price of the warrants will be reset, but not below $0.40, if within 18 months from the issuance of the Warrants there is a subsequent issuance of the Company’s securities below the exercise price, to the price of the subsequent issuance, and the Warrants contain other customary anti-dilution provisions, with the Black-Scholes value of the Warrants payable upon the occurrence of a fundamental transaction.

The Company will file a resale registration statement with the SEC to register the resale of all securities issuable under the Debentures and Warrants (as defined below) at the floor prices ($0.40) (the “Registration Statement”).

$1,000,000 of the Debentures will be provided by the Lenders in advance and the remaining $5,000,000 will close after shareholder approval of the CLA Transaction and Net Nut Transaction and effectiveness of the Registration Statement. The Lenders will be granted a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing. The Company will not effect, without prior consent of the Lenders, any subsequent equity sales until the later of 10 trading days from the effective date of the Registration Statement or June 15, 2019. The Lenders have a right to purchase additional Debentures on the same terms until September 30, 2019 (the “Additional Debentures”). The Lenders have a most favored nation right for a subsequent financing on better terms such that the Lenders can convert into the subsequent financing on a one for one basis. Safe-T Data A.R, the wholly owned Israeli subsidiary of the Company, guarantees, and subject to the consummation of the NetNut Transaction, NetNut shall guarantee, the obligations under the Debentures.

The Debentures and the Warrants contain customary beneficial ownership blockers for the Lenders, which will prevent a Lender from acquiring a control block in the Company. Nevertheless, and for the sake of good order, in approving the private offering transactions under this Proposal 10, our shareholders will be deemed to have given their consent to the acquisition of our securities as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company. The CLA (including non-confidential ancillary agreements, exhibits and schedules) has been attached as an exhibit to this Proxy Statement to provide shareholders with information regarding its terms. It is not intended to provide any factual information about the Company or any of the other parties to the CLA.

After taking into account the issuance of our Ordinary Shares pursuant to the Share and Asset Purchase Agreement and our Ordinary Shares pursuant to the Debentures and Warrants, immediately following the closing of the NetNut Transaction and CLA Transaction, respectively, each of NetNut’s shareholders and the Lenders will hold approximately the following portions of our Ordinary Shares, based on 106,814,853 issued and outstanding Ordinary Shares (assuming the issuance of 5,669,280 Ordinary Shares issuable upon the exercise of warrants with nominal exercise price), and 149,613,480 Ordinary Shares on a fully diluted basis, all as of April 9, 2019:

Name of Shareholder	Shares after NetNut Transaction	% after NetNut Transaction on a non-diluted basis	Earn-Out and Debenture Shares (1)	% of Earn-Out and Debenture Shares (1)	Shares on fully diluted basis (2)	% on a fully diluted basis
DiviNetworks Ltd.(3)	46,853,455	27.5%	76,616,379	16.8%	76,616,379	8.8%
Barak Avitbul(4)	2,709,103	1.6%	5,557,140	1.2%	5,557,140	0.6%
Aharon Kinderman	2,381,643	1.4%	3,963,329	0.9%	3,963,329	0.5%
Moishe Kremer(5)	1,451,985	0.9%	1,881,251	0.4%	1,881,251	0.2%
Pini Smotny	2,455,398	1.4%	4,086,066	0.9%	4,086,066	0.5%
Baroma AG Ltd.	13,610,153	8.0%	22,113,845	4.8%	22,113,845	2.5%
Alpha Capital Anstalt(6)	4,560,880	2.7%	122,500,274	26.8%	313,166,941	35.5%
Anson Investments Master Fund LP(7)	2,733,795	1.6%	120,673,189	26.4%	311,339,856	35.3%
Current shareholders	99,520,178	55.0%	99,673,178	21.8%	142,318,805	16.2%
Total	176,276,590	100.0%	456,911,651	100.0%	881,043,611	100.0%

(1) Assuming (a) Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above; (b) conversion of the loan principal and 18 month accrued interest, at a conversion price per ADS of $1.65.

(2) Assuming (a) Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above; (b) conversion of the loan principal and 18 month accrued interest, at a conversion price per ADS of $1.65; (c) conversion of Additional Debentures loan principal (additional amount of $6,000,000) and 18 month accrued interest, at a conversion price per ADS of $1.65; (d) exercise of Warrants, number of which was calculated based on the Debentures’ conversion price per ADS of $1.65; (e) exercise of all currently outstanding options and warrants.
(3) In aggregate, both in its capacity as NetNut’s shareholder and as a seller of the Purchased Assets.
(4) Directly and through an affiliated entity. Mr. Avitbul is also a shareholder in DiViNetworks Ltd.
(5) Directly and through an affiliated entity. Mr. Kremer is also a shareholder in DiViNetworks Ltd.
(6) Does not take into account: (i) a blocker provisions limiting the exercise of certain warrants and conversion of certain debentures if, thereafter, the shareholder would beneficially own in excess of either 4.99% or 9.99% of our outstanding Ordinary Shares, as applicable; (ii) anti-dilution protections; and (iii) a most favored nation right for a subsequent financing on better terms and a right to participate in subsequent financing.
(7) Does not take into account: (i) a blocker provisions limiting the exercise of certain warrants and conversion of certain debentures if, thereafter, the shareholder would beneficially own in excess of either 4.99% or 9.99% of our outstanding Ordinary Shares, as applicable; (ii) anti-dilution protections; and (iii) a most favored nation right for a subsequent financing on better terms and a right to participate in subsequent financing.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the (i) CLA Transaction and the entering into, execution, delivery and performance of the CLA, and (ii) issuance and allocation of the Debentures and Warrants to the Lenders as well as the ADSs, and the Ordinary Shares underlying same, originating from conversion or exercise of such Debentures and Warrants, in accordance with the provisions of the CLA, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors is of the opinion that the CLA Transaction is in the best interests of the Company and Shareholders as a whole. Accordingly, the Board of Directors recommends that Shareholders vote in favor of the proposed CLA Transaction.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 11, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 11, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.

Chen Katz, Chairman of the Board of Directors

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Company’s offices at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel, on May 16, 2019, at 3:30 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice Extraordinary General Meeting of Shareholders and proxy statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 16, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Mr. Chen Katz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To appoint Ms. Noa Matzliach as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3.	To approve Mr. Katz’s Proposed Compensation as set forth in the proxy statement, effective as of January 20, 2019.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

4.	To approve Mr. Mizhar’s terms of compensation as set forth in the proxy statement, effective as of January 20, 2019.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

5.	To re-appoint Mr. Yehuda Halfon for an additional (second) three-year term as an external director of the Company, commencing on the date of the Meeting; and

To approve the payment of the remuneration set forth in this proxy statement to Mr. Halfon. In the event that during the term of Mr. Halfon’s office, the Company grants options to purchase the Company’s securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Halfon, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Company’s Compensation Policy. Mr. Halfon will continue to benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company’s directors and officers.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the proxy statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Halfon as an external director of the Company and/or approval of his remuneration?*

☐           YES ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

6.	To appoint Mr. Moshe Tal for a first three year term as an external director of the Company, commencing on the date of the Meeting; and

To approve the payment of the remuneration set forth in this proxy statement to Mr. Tal. In the event that during the term of Mr. Tal’s office, the Company grants options to purchase the Company’s securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Tal, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Company’s Compensation Policy. Mr. Tal will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company’s directors and officers.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the proxy statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the appointment of Mr. Tal as an external director of the Company and/or approval of his remuneration?*

☐           YES            ☐           No

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

7.	To increase the Company’s registered capital to 5,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

8.	To adopt, authorize and approve the U.S. Addendum to the Safe-T Group Global Equity Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S. affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended, as described in the proxy statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

9.	To approve the (i) NetNut Transaction and the entering into, execution, delivery and performance of the Share and Asset Purchase Agreement, and (ii) issuance and allocation of Ordinary Shares to be made in connection with the NetNut Transaction to NetNut’s shareholders and DiVi, in its capacity as a seller of the Purchased Assets, in accordance with the provisions of the Share and Asset Purchase Agreement, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

10.	To approve the (i) CLA Transaction and the entering into, execution, delivery and performance of the CLA, and (ii) issuance and allocation of the Debentures and Warrants to the Lenders, as well as the ADSs, and the Ordinary Shares underlying same, originating from conversion or exercise of such Debentures and Warrants, in accordance with the provisions of the CLA, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________
NAME	SIGNATURE	DATE

_____________;	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.